Filed by Cinergy Corp.
Commission File No. 1-11377
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Cinergy Corp.
Commission File No. 1-11377
Subject Company: Deer Holding Corp.

May 9, 2005

Dear Cinergy Retiree:

        By now, I'm sure you've heard about our merger with Duke Energy. This is a very exciting and important combination for both of our companies and more information about this transforming transaction can be found at Cinergy.com. This merger creates North America's largest diversified utility and gas operations company. Both companies' boards of directors unanimously approved the definitive merger agreement under which Duke Energy will acquire all outstanding shares of Cinergy. The combined company will have a total market capitalization of approximately $36 billion (as of both companies' stock close on May 6, 2005); it will serve customers in five states and Canada, and have operations in South America.

        The combined company, to be named Duke Energy, will have approximately $27 billion in annual revenues and $1.9 billion in annual net income (combined figures as of Dec. 31, 2004). It will own and/or operate approximately 54,000 megawatts of electric generation domestically and internationally—relying on a diverse fuel mix of nuclear, coal, natural gas and hydro to meet customers' needs.

        There are many excellent reasons for this combination that make it good for Cinergy and our stakeholders:

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  Increased Scale and Scope:  Our retail electric and gas businesses will serve 3.7 million electric customers and 1.7 million gas customers in Ohio, Kentucky, Indiana, North Carolina, South Carolina and Ontario, Canada. Our retail electric company will operate more than 25,000 megawatts of generation. Combining Duke Energy's modern, gas-fired capacity with our own coal-fired generation expands and better balances our Midwestern generating portfolio. Moreover, the transaction expands the footprint of our merchant power group to the attractive New England and west coast markets. This lessens our dependence for organic growth to one geographic area.

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  Stand Alone Strength:  Both our electric and gas businesses will have the scale to stand alone, which increases our options for future restructuring. On a stand-alone basis and based on market capitalization, our gas operations will be the largest in the United States and our electric business will be one of the top five.

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  Stronger Merchant Power Business:  Our combined merchant energy business will consist of more than 16,000 megawatts of unregulated generation. And, the merchant business will benefit from both improved fuel diversity and market diversity. Consolidating our merchant businesses will also provide significant opportunities to reduce costs and accelerate our gas trading and marketing business.

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  Creates Immediate Value:  We believe this will be an excellent deal for our shareholders, and I am proud that includes most of our employees. Duke Energy shares will be the currency of our new company. Cinergy shareholders will receive 1.56 shares of Duke Energy for each Cinergy share they own. Duke Energy's board of directors intends to increase Duke's dividend 12.7 percent at its June meeting to $1.24 a year, beginning with the September dividend payment. The transaction is accretive to Duke Energy's ongoing earnings upon closing. We expect to share the cost efficiencies from the transaction with customers and investors.

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  Well Positioned for Continued Consolidation:  By strengthening our core businesses, we will be able to participate in the continued consolidation of the utility and merchant sectors.

        You know the pride I have always taken in the CG&E-PSI merger to create Cinergy and the value it enabled us to create together. It's that value that's made Cinergy a respected leader in our industry.

        Duke Energy and Cinergy have similar cultures and a shared vision of the future for our industry. Both of our companies have been active in the wholesale energy market and have made investments internationally and in the growing energy technology business. This combination will permit further expansion in the key development segments of our industry.

        At the completion of the merger, which is expected in 12 months, I will be President and Chief Executive Officer of the combined company. Paul Anderson, the Chairman of Duke Energy, will be the company's Chairman. I have great respect for Paul and the job he has done and look forward to working with him, and you should, too.

        The operational headquarters for Cinergy's utility companies will continue to be in Cincinnati, Ohio. Corporate offices for PSI Energy will remain in Plainfield, Indiana, and in Cincinnati, Ohio, for Cincinnati Gas & Electric Co and Union Light Heat & Power. Duke Energy and Duke Power will continue to be headquartered in Charlotte, North Carolina, which will also be the corporate headquarters for the combined company.

        As for what happens to retirement and pension plans, health care and other benefits, as many of you may know from the CG&E and PSI merger, benefit plans were integrated over a period of time after the merger and a common set of benefits was implemented for Cinergy. We can expect a similar process, and where appropriate, expect that benefit plans will be integrated over a period of time. The merger agreement provides that the aggregate of our benefit plans will not be reduced the first year after the merger is accomplished.

        I understand that you want to know as soon as possible how this merger will affect your future, and I promise that you will know as soon as that information is available. Questions about the merger can be submitted in e-mails to the iPeopleCenter at (513) 287-3333 or toll-free (866) 466-MYHR (6947). Questions for which there aren't immediate answers will be captured and answered by the iPeopleCenter.

        This year marks another major turning point for our company. As we've always done, we'll embrace change and work hard to gain value from our efforts. The most important thing to remember in the weeks and months to come is that this move helps us control our destiny. That's why I'm excited and why I believe this transaction is the foundation for a rewarding future for our employees, our retirees, our communities, our customers, and everyone connected to the Cinergy family. We will do everything possible to keep you informed as we work through this process.

Best,

Jim Rogers
Chairman, President and CEO
Cinergy Corp.

Forward-Looking Statement

        This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke Energy and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the mergers and the restructuring transactions may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke Energy and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke Energy and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

        In connection with the proposed transaction, a registration statement of Deer Holding Corp., which will include a joint proxy statement of Duke Energy and Cinergy, and other materials, will be filed with SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DUKE ENERGY, CINERGY, DEER HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about Duke Energy and Cinergy at http://www.sec.gov, SEC's Web site. Free copies of Duke Energy's SEC filings are also available on Duke Energy's Web site at www.duke-energy.com/investors and free copies of Cinergy's SEC filings are also available on Cinergy's Web site at www.cinergy.com/investors.

Participants in the Solicitation

        Duke Energy, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke Energy's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke Energy is included in its definitive proxy statement for its 2005 annual meeting filed with SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 annual meeting filed with SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with SEC in connection with the proposed transaction.